Exhibit 12.1

Atlantic City Electric Company and Subsidiary Company
Ratio of Earnings to Fixed Charges

							Six Months Ended
	Years Ended December 31,						June 30,
(In millions, except ratios)	2013	2014	2015	2016		2017	2018
Pre-tax income from continuing operations	78	76	73	(46)		103	18
Less: Capitalized interest	—	—	—	(3)		(3)	(2)
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	78	76	73	(49)		100	16
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	68	64	65	64		63	34
Interest component of rental expense(a)	4	4	4	4		5	1
Total fixed charges	72	68	69	68		68	35
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	150	144	142	19		168	51
Ratio of earnings to fixed charges	2.1	2.1	2.1	0.3	(b)	2.5	1.5
__________

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.

(b)	The ratio coverage was less than 1:1. The registrant must generate additional earnings of $49 million to achieve a coverage ratio of 1:1.